Exhibit 99.14

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	12	12	2006

Class of shares (ordinary or preference etc)	Ordinary 25p	Ordinary 25p	Ordinary 25p
Number allotted	565	2,887	64
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£2.51	£4.12	£6.57

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	12	12	2006

Class of shares (ordinary or preference etc)	Ordinary 25p	Ordinary 25p
Number allotted	26	3
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£8.81	£11.64

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
MR VICTOR J WALLIS	Ordinary	565

Address
6 ELDON ROAD CATERHAM SURREY
UK postcode CR3 5JR

Name	Class of shares allotted	Number allotted
MR CLIVE BENNETT	Ordinary	183

Address
20 MILFORD CLOSE REDDITCH WORCESTERSHIRE
UK postcode B97 5PZ

Name	Class of shares allotted	Number allotted
MR DEREK WILLIAM BERRY	Ordinary	91

Address
118 EDGEWOOD DRIVE LUTON BEDFORDSHIRE
UK postcode LU2 8EX

Name	Class of shares allotted	Number allotted
MRS JANE HAYCOCK	Ordinary	91

Address
28 ASH GROVE RIPON NORTH YORKSHIRE
UK postcode HG4 2DJ

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	/s/ M J White	Date 12.12.06
M J White
Secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
MR JUNIOR MORRISON	Ordinary	229

Address
13 NEWNHAM CLOSE LUTON BEDFORDSHIRE
UK postcode LU2 9JN

Name	Class of shares allotted	Number allotted
MS TRACY ANDERSON	Ordinary	2,293

Address
9 WHEELER CLOSE PEWSEY WILTSHIRE
UK postcode SN9 5HZ

Name	Class of shares allotted	Number allotted
MR PETER ALAN MYALL	Ordinary	93

Address
26 CAROLINA PLACE FINCHAMPSTEAD WOKINGHAM BERKSHIRE
UK postcode RG40 4PQ

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form	2

Signed	/s/ M J White	Date 12.12.06
M J White
Secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform